Filed pursuant to Rule 433
 June 16, 2006
 Relating to Preliminary Pricing Supplement No. 329 to
Registration Statement No. 333-89136
Dated September 17, 2003
ABN AMRO Bank N.V. CPI Linked Notes
PRELIMINARY PRICING SHEET – JUNE 16, 2006

2 Year CPI-Linked Notes due June 28, 2009
SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa3, S&P AA-)
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	CPI-Linked Securities due June 28, 2008 (the “Securities”)
Coupon:

The interest rate on the Securities will be paid monthly in arrears and will be determined on each Interest Reset Date based on the following formula:

where:
CPIt = CPI for the third calendar month prior to the calendar month of the applicable Interest Payment Date, as reported on the relevant Bloomberg page, which third calendar month we refer to as the reference month; and

CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as reported on the relevant Bloomberg page.

The interest rate reflects the year over year increase in the CPI. In no case, however, will the interest rate for the Securities for any monthly Interest Payment Period be less than 0.00%.

Interest Reset Dates:	The first day of each Interest Payment Period, commencing on June 28, 2006.
Interest Payment Period:	Monthly, commencing on and including one Interest Payment Date to but excluding the next following Interest Payment Date; provided that the initial Interest Payment Period will commence on, and Settlement Date. include, the Settlement Date
Interest Payment Dates:	The 28th calendar day of each month, beginning July 28, 2006 and ending on the Maturity Date.
Denomination/Principal:	USD 1,000
Issue Size:	TBD
Issue Price:	100%
CPI:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers
reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and reported on
Bloomberg page CPURNSA <Index> or any successor service.
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP:	00079FRE4 ISIN: US00079FRE42
Trustee & Paying Agent:	JPMorgan Chase & Co.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	No sales into The Netherlands or to Dutch persons
Trade Date:	23 June 2006
Settlement Date:	28 June 2006
Maturity Date:	28 June 2008 (2 years)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and this offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

SUMMARY

     The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

     The Securities are interest paying securities issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are medium-term notes of ABN AMRO Bank N.V. and have a maturity of two years. The Securities are variable rate debt securities paying a variable interest rate linked to the year over year increase in the CPI.

What will I receive at maturity of the Securities?

     For each $1,000 principal amount of Securities, at maturity you will receive a cash payment equal to $1,000, plus accrued and unpaid interest (if any).

What interest payments can I expect on the Securities?

     Interest will accrue on the Securities at a variable rate linked to the CPI as described below under “How is the interest rate calculated?” The variable rate will never be less than 0.00% per annum, regardless of changes in the CPI. Because the variable rate is tied to changes in the CPI, you are bearing the risk that the variable rate in any Interest Payment Period could be as low as 0.00% .

     Interest will be paid monthly on the last calendar day of each month, beginning July 28, 2006. Interest on any Interest Payment Date is payable in arrear and will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

How is the interest rate calculated?

     The interest rate for any Interest Payment Period will be calculated on the first day of each Interest Payment Period, which day we call an Interest Reset Date, in accordance with the following formula:

where:

CPIt = CPI for the third calendar month prior to the calendarmonth of the applicable Interest Payment Date, as reported on Bloomberg page CPURNSA<Index>, which third calendar month we refer to as the reference month; and CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as reported on Bloomberg page CPURNSA<Index>.

In no case, however, will the interest rate for the Securities for any monthly Interest Payment Period be less than 0.00% per annum.

What is the consequence of the addition of 0.0170 in the interest rate equation?

     The addition of 0.0170 in the interest rate equation allows you to receive additional interest equal to 1.70% per annum above the year over year percentage increase of CPIt compared to the CPIt-12 in respect of each Interest Payment Period.

Will I get my principal back at maturity?

     Subject to the credit of ABN AMRO Bank N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the Bank’s obligations under the Securities, you will receive your principal back at maturity of the Securities. However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include the return of your full principal amount. There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your Securities until maturity.

What is the CPI and how has it performed historically?

     The CPI for purposes of the Securities is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and reported on Bloomberg page CPURNSA <Index> or any successor service. You should read “Public Information Regarding the CPI” in the related Pricing Supplement for additional information regarding the CPI.

What if I have more questions?

     You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

Investors should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

CPI Risk

Because the interest rate payable on the Securities is linked to the CPI, if the level of the CPI decreases or does not increase, you may receive no interest for one or more Interest Payment Periods. Additionally, if the Bureau of Labor Statistics changes the way the CPI is calculated, this may also result in lower or no interest payments on the Securities. The interest rate paid on the Securities and consequently the value of the Securities may be less than the rate on variable rate debt securities with the same maturity issued by us or an issuer with a comparable credit rating.

Liquidity Risk

ABN AMRO Bank N.V. does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the value of the CPI, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

The Securities will be treated as variable rate debt instruments for U.S. federal income tax purposes. Accordingly, each interest payment will be taxable as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

Investors should review the “Taxation” section in the related pricing supplement. Additionally, investors are urged to consult their tax advisor regarding the tax treatment of the Securities and whether a purchase of the Securities is advisable in light of the tax treatment and their particular situation.